UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                  to
Commission File Number   1-12273

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Roper Technologies, Inc.
EMPLOYEES’ RETIREMENT SAVINGS 004 PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Roper Technologies, Inc.
6496 University Parkway
Sarasota, FL 34240

Roper Technologies, Inc.
EMPLOYEES’ RETIREMENT SAVINGS 004 PLAN
Index to Financial Statements, Supplemental Schedules, and Exhibits

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of the Roper Technologies, Inc. Employees’ Retirement Savings 004 Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Roper Technologies, Inc. Employees’ Retirement Savings 004 Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the schedule of assets (held at end of year) as of December 31, 2025, and the schedule of delinquent participant contributions for the year ended December 31, 2025, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Warren Averett, LLC

We have served as the Company’s auditor since 2018.
Atlanta, Georgia
June 22, 2026

Roper Technologies, Inc.
EMPLOYEES’ RETIREMENT SAVINGS 004 PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(IN THOUSANDS)

	December 31, 2025	December 31, 2024
ASSETS
Investments, at fair value:
Mutual funds	$142,220	$403,264
Common/collective trust funds	1,755,596	1,136,533
Roper Technologies, Inc. common stock	20,349	27,632
Total investments, at fair value	1,918,165	1,567,429

Receivables:
Participant contributions	1,136	3,086
Employer contributions	474	1,313
Notes receivable from participants	14,738	12,759
Total receivables	16,348	17,158

NET ASSETS AVAILABLE FOR BENEFITS	$1,934,513	$1,584,587

See accompanying notes to Financial Statements.

Roper Technologies, Inc.
EMPLOYEES’ RETIREMENT SAVINGS 004 PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(IN THOUSANDS)

Year ended December 31, 2025
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$272,750
Interest and dividend income	5,240
Total investment income	277,990
Interest on notes receivable from participants	1,109
Contributions:
Participant	129,255
Employer	42,321
Rollover	53,263
Total contributions	224,839

Total additions	503,938

DEDUCTIONS:
Benefits paid to participants	153,227
Administrative expenses	1,089
Total deductions	154,316

Net increase before transfers	349,622
Net transfers to Roper Employees’ Retirement Savings 003 Plan	(161)
Transfers from other plans	465
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	349,926
NET ASSETS AVAILABLE FOR BENEFITS AT
Beginning of year	1,584,587
End of year	$1,934,513

See accompanying notes to Financial Statements.

Roper Technologies, Inc.
EMPLOYEES’ RETIREMENT SAVINGS 004 PLAN
Notes to Financial Statements
December 31, 2025 and 2024

1. DESCRIPTION OF PLAN

General
The following description of the Roper Technologies, Inc. Employees’ Retirement Savings 004 Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering substantially all employees of certain subsidiaries of Roper Technologies, Inc. (“Roper” or the “Company”), who are age 18 or older. Eligible employees are able to enroll immediately upon their date of hire following meeting the eligibility requirements, as defined in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Company’s Investment Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance, as delegated by the Company’s Board of Directors.

Administration
The Company serves as the Plan Administrator. The Plan Administrator has the responsibility to administer the Plan for the exclusive benefit of the participants and their beneficiaries. These duties include, but are not limited to, establishing procedures, maintaining records, interpreting provisions of the Plan, and making determinations regarding questions which may affect eligibility for benefits.

Contributions
Each year, participants may contribute up to 50% of their eligible compensation in the form of (i) pre-tax contributions, (ii) after-tax contributions, or (iii) a combination of pre-tax and after-tax contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution or defined benefit plans. Participants who are age 50 or older and make the maximum elective contribution for the year may make additional catch-up contributions up to a maximum dollar amount per year in accordance with the Internal Revenue Code, as amended (“IRC”). Participants who do not elect a contribution percentage or do not elect to opt out of the Plan are automatically enrolled for pre-tax contributions at a rate of 5% of eligible earnings with annual 1% increases in deferral rates, not to exceed a maximum of 15% of eligible earnings. Contributions are subject to certain limitations. The automatic deferral increase will occur the first day of each Plan year unless automatically enrolled within the last six months.

For the year ended December 31, 2025, the Company contributed a match from 50% to 100% of the first 4% to 8% of eligible compensation that a participant contributed to the Plan never to exceed a total match of 5%, depending on which subsidiary the participant was employed by. In no case are participant deferrals in excess of 8% of compensation taken into account for matching purposes. Effective June 16, 2025, the Plan was amended to allow the Company to make additional contributions at the Company’s sole discretion. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Plan currently offers common/collective trust (“CCT”) funds, mutual funds, and Roper Technologies, Inc. common stock as investment options for participants. Participants may change their investment elections daily.

Participant Accounts
Each participant’s account is credited with the participant’s contributions, an allocation of the Company’s contributions, and Plan earnings, and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are immediately vested in their contributions and Company contributions plus actual earnings thereon.

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, for a term not to exceed five years unless the note is for the purchase of a principal residence, in which case the term is not to exceed thirty years. The notes are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.

Payments of Benefits
A participant will generally receive their benefits as a lump-sum amount equal to the value of the participant’s vested interest in his or her account following termination of service due to death, disability, retirement, or separation from service. Lump-sum and installment payment distribution options are also available to participants following termination of employment, subject to minimum account balance provisions as specified in the Plan.

Participants invested in Roper common stock through the Plan can elect to receive shares of the Company’s common stock, subject to the Plan’s distribution provisions. Participants who attain age 59½ are eligible to receive in-service distributions in accordance with provisions specified in the Plan. Withdrawals from the Plan may also be made upon circumstances of financial hardship in accordance with provisions specified in the Plan.

Forfeitures
Forfeitures primarily relate to the non-vested portion of Company contributions previously made under the Plan’s prior vesting schedule for participants who separated from service before becoming fully vested. Forfeitures of separated participants’ account balances were used to reduce Company contributions. Forfeiture balances were $756,422 and $522,963 as of December 31, 2025 and 2024, respectively, and forfeitures used to reduce Company contributions were approximately $953,000 during the year ended December 31, 2025.

Administrative Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. The Company reserves the right to elect to pay, or have the Plan pay, administrative costs in the future. Fees related to participant-initiated transactions and the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment-related expenses are included in net appreciation in fair value of investments.

Management fees and other operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Transfers between Plans
In addition to this Plan, the Company also sponsors the Roper Technologies, Inc. Employees’ Retirement Savings 003 Plan (the “003 Plan”). During 2025, assets of $468,960 were transferred into the Plan from the 003 Plan, and assets of $630,031 were transferred out of the Plan to the 003 Plan. These transfers resulted from changes in participant employment status.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates and Risks and Uncertainties
The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan invests in various investment instruments, including Company common stock which represents a concentration in investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, price, and market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company reviews the Plan’s valuation policies utilizing information provided by the investment advisers and Vanguard Fiduciary Trust Company (the trustee).

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Net appreciation in fair value of investments includes both realized and unrealized gains and losses on investments.

Payment of Benefits
Benefits are recorded when paid.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis of accounting. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make note repayments and the Plan Administrator deems the participant note to be in default, the participant note balance is reduced and a benefit payment is recorded.

Administrative Expenses
Expenses incurred to administer the Plan are paid by the Company or using remaining forfeitures with the exception of recordkeeping fees, which are paid by the Plan.

3. FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, are described as follows:

•Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•Level 2 – Inputs to the valuation methodology include: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
•Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level input that is significant to the entire fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no significant changes in the methodologies used at December 31, 2025 and 2024.

Mutual Funds – Valued based on the daily closing price as reported by the fund by obtaining quoted prices on nationally recognized securities exchanges. The mutual funds held by the Plan are deemed to be actively traded.

Shares of Roper Technologies, Inc. Common Stock – Valued at the net asset value (“NAV”) of shares held by the Plan at year end by obtaining quoted prices on nationally recognized securities exchanges.

CCTs – Valued at the NAV provided by the fund’s trustee as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient would not be used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth the fair values of the Plan’s investments by asset category as of December 31, 2025 (in thousands):

	Level 1	Total
Mutual funds	$142,220	$142,220
Roper Technologies, Inc. common stock fund	20,349	20,349
Total assets in the fair value hierarchy	$162,569	$162,569
Investments measured at NAV:
CCTs*		1,755,596
Total investments, at fair value		$1,918,165

The following table sets forth the fair values of the Plan’s investments by asset category as of December 31, 2024 (in thousands):

	Level 1	Total
Mutual funds	$403,264	$403,264
Roper Technologies, Inc. common stock fund	27,632	27,632
Total assets in the fair value hierarchy	$430,896	$430,896
Investments measured at NAV:
CCTs*		1,136,533
Total investments, at fair value		$1,567,429

* In accordance with FASB ASC Subtopic 820-10, certain investments that were measured at NAV per unit (or its equivalent) have not been classified within the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

There were no significant transfers between Level 1 and Level 2 investments or into or out of Level 3 investments during the years ended December 31, 2025 and 2024.

The following table summarizes investments measured at fair value based on NAV per unit as of December 31, 2025 and 2024 (in thousands):

December 31, 2025	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
CCT Funds	$1,755,596	N/A	Daily	Daily

December 31, 2024
CCT Funds	$1,136,533	N/A	Daily	Daily

4. RELATED PARTY TRANSACTIONS

Plan investments include shares of mutual funds and units of CCT funds managed by the trustee. The Plan also paid fees for recordkeeping services which are included in the statement of changes in net assets for the year ended December 31, 2025 within administrative expenses. These transactions qualify as party-in-interest, and are exempt from the prohibited transactions rule.

The Plan offers Roper Technologies, Inc. common stock as an investment option for participants. The Company is the Plan Sponsor as defined by the Plan; therefore, these transactions also qualify as party-in-interest transactions, and are exempt from the prohibited transactions rule.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants remain 100% vested in their employer contributions.

6. TAX STATUS

The underlying non-standardized pre-approved plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated June 30, 2020, stating that the form of the Plan is qualified under Section 401(a) of the IRC, and therefore, the related trust is tax-exempt. The Plan Administrator has determined that it is eligible to and has chosen to rely on the current IRS non-standardized pre-approved plan opinion letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is in compliance with the applicable requirements of the IRC and therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not, would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. NON-EXEMPT TRANSACTIONS

For the 2025 Plan year, participant contributions and participant loan repayments totaling $139,647 were remitted late to the Plan in 2025. Subsequently, lost earnings associated with the delays in participant contributions and participant loan repayments were remitted to the Plan in 2026.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 22, 2026, which is the date the financial statements were available to be issued, and have determined that there are no subsequent events that require disclosure.

SUPPLEMENTARY INFORMATION

ROPER TECHNOLOGIES, INC. EMPLOYEES’ RETIREMENT SAVINGS 004 PLAN
PLAN SPONSOR’S EIN: 51-0263969
PLAN NUMBER: 004
SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year ended December 31, 2025

Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected (a)	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$139,647	$139,647	$—	$—	$—

(a) Late participant contributions and late participant loan repayments totaling $139,647 related to the 2025 Plan year were remitted to the Plan from October through November 2025. Lost earnings associated with the delays in participant contributions and participant loan repayments were subsequently remitted to the Plan in 2026.

ROPER TECHNOLOGIES, INC. EMPLOYEES’ RETIREMENT SAVINGS 004 PLAN
PLAN SPONSOR’S EIN: 51-0263969
PLAN NUMBER: 004
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025

(a)	(b) Identify of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Mutual Funds
*	Vanguard Cash Reserves Federal MM Fund Admiral Shares	Mutual fund	$756,422
*	Vanguard Emerging Markets Stock Index Fund Institutional Shares	Mutual fund	28,181,253
*	Vanguard Mid-Cap Index Fund Institutional Shares	Mutual fund	70,625,339
*	Vanguard Small-Cap Index Fund Institutional Shares	Mutual fund	35,102,658
*	Vanguard Total International Bond Index Fund Institutional Shares	Mutual fund	7,553,927
	Total mutual funds		142,219,599

	Common/Collective Trust Funds
*	Vanguard Retirement Savings Trust III	Common/collective trust	30,901,422
*	Vanguard Developed Markets Index Trust D	Common/collective trust	56,693,366
*	Vanguard Institutional 500 Index Trust D	Common/collective trust	233,332,226
*	Vanguard Institutional Total Bond Market Index Trust D	Common/collective trust	51,841,907
*	Vanguard Target Retirement 2020 Trust Plus	Common/collective trust	37,065,174
*	Vanguard Target Retirement 2025 Trust Plus	Common/collective trust	98,356,757
*	Vanguard Target Retirement 2030 Trust Plus	Common/collective trust	179,885,144
*	Vanguard Target Retirement 2035 Trust Plus	Common/collective trust	216,872,541
*	Vanguard Target Retirement 2040 Trust Plus	Common/collective trust	208,083,327
*	Vanguard Target Retirement 2045 Trust Plus	Common/collective trust	204,232,543
*	Vanguard Target Retirement 2050 Trust Plus	Common/collective trust	184,713,548
*	Vanguard Target Retirement 2055 Trust Plus	Common/collective trust	144,429,691
*	Vanguard Target Retirement 2060 Trust Plus	Common/collective trust	72,870,559
*	Vanguard Target Retirement 2065 Trust Plus	Common/collective trust	17,891,103
*	Vanguard Target Retirement 2070 Trust Plus	Common/collective trust	1,869,068
*	Vanguard Target Retirement Income Trust Plus	Common/collective trust	15,409,140
*	Vanguard Target Retirement Income and Growth Trust Plus	Common/collective trust	1,149,014
	Total common/collective trust funds		1,755,596,530
*	Roper Technologies Common Stock	Common stock	20,349,153
*	Notes receivable from participants	Interest rates ranging from 3.25% to 9.50%	14,737,554
			$1,932,902,836
	* Indicates party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Roper Technologies, Inc. EMPLOYEES’ RETIREMENT SAVINGS 004 PLAN

By:	/s/ Brandon Cross	Date:	June 22, 2026
Brandon Cross, Vice President and Chief Accounting Officer (Principal Accounting Officer)

Exhibit Index

Exhibit No.	Description of Exhibit
23.1	Consent of Warren Averett, LLC